UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PETROBRAS ANNOUNCES EXPIRATION AND EXPIRATION
DATE RESULTS OF ITS CASH TENDER OFFERS

RIO DE JANEIRO, BRAZIL – October 19, 2020 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) today announced the expiration and expiration date results of the previously announced offers to purchase for cash by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”) of any and all of its outstanding notes of the series set forth in the table below (the “Tender Notes” and such offers, the “Tender Offers”).

The Tender Offers were made pursuant to the terms and conditions set forth in the offer to purchase dated October 13, 2020 (the “Offer to Purchase” and, together with the accompanying notice of guaranteed delivery, the “Offer Documents”).

The Tender Offers expired at 5:00 p.m., New York City time, on October 19, 2020 (the “Expiration Date”). The settlement date with respect to the Tender Offers is expected to occur on October 22, 2020 (the “Settlement Date”).

The table below sets forth the aggregate principal amount of Tender Notes validly tendered in the Tender Offers and not validly withdrawn, and the aggregate principal amount of Tender Notes reflected in notices of guaranteed delivery delivered, at or prior to the Expiration Date, the consideration payable for Tender Notes accepted for purchase in the Tender Offers and the acceptance priority level (the “Acceptance Priority Level”) in connection with the Maximum Consideration Condition described in the Offer to Purchase:

Title of Security	CUSIP/ISIN	Acceptance Priority Level	Principal Amount Outstanding(1)	Consideration(2)	Principal Amount Tendered	Principal Amount Accepted	Principal Amount Reflected in Notices of Guaranteed Delivery
4.375% Global Notes Due May 2023	71647N AF6 / US71647NAF69	1	US$1,088,508,000	US$1,074.50	US$103,108,000	US$103,108,000	US$329,000
4.250% Global Notes Due October 2023	– / XS0835890350	2	€333,583,000	€1,102.50	€37,185,000	€37,185,000	-
6.250% Global Notes Due March 2024	71647NAM1 / US71647NAM11	3	US$970,703,000	US$1,137.00	US$60,228,000	US$60,228,000	US$2,920,000
4.750% Global Notes Due January 2025	– / XS0982711714	4	€540,971,000	€1,132.00	€94,823,000	€94,823,000	-
5.299% Global Notes Due January 2025	71647N AT6, 71647N AV1, N6945A AJ6 / US71647NAT63, US71647NAV10, USN6945AAJ62	5	US$1,227,647,000	US$1,123.50	US$116,017,000	US$116,017,000	US$9,637,000
8.750% Global Notes Due May 2026	71647N AQ2 / US71647NAQ25	6	US$1,518,936,000	US$1,286.25	US$150,340,000	US$150,340,000	US$1,205,000
7.375% Global Notes Due January 2027	71647N AS8 / US71647NAS80	7	US$2,267,504,000	US$1,214.00	US$433,231,000	US$433,231,000	US$2,096,000
5.999% Global Notes Due January 2028	71647NAW9, N6945AAK3, 71647NAY5 / US71647NAW92, USN6945AAK36, US71647NAY58	8	US$2,767,898,000	US$1,141.75	US$542,566,000	US$542,566,000	US$1,300,000
5.750% Global Notes Due February 2029	71647N AZ2 / US71647NAZ24	9	US$1,329,462,000	US$1,136.25	US$96,386,000	US$96,386,000	US$153,000
5.093% Global Notes Due January 2030	71647N BE8, 71647N BF5, N6945A AL1 / US71647NBE85, US71647NBF50, USN6945AAL19	10	US$4,115,281,000	US$1,086.50	US$553,171,000	-	US$11,179,000

__________________________________________

(1)	Including Tender Notes held by Petrobras or its affiliates.

(2)	Per US$1,000 or €1,000, as applicable, principal amount of Tender Notes. In addition, PGF will pay accrued and unpaid interest as described below.

In order to be eligible to participate in the Tender Offers, holders of Tender Notes reflected in notices of guaranteed delivery received by PGF prior to the Expiration Date must deliver such Tender Notes to PGF by 5:00 p.m., New York City time, on October 21, 2020 (the “Guaranteed Delivery Date”).

On the terms and subject to the conditions set forth in the Offer to Purchase, because the purchase of all Tender Notes validly tendered in the Tender Offers would cause PGF to purchase an aggregate principal amount of Tender Notes that would result in an aggregate amount to be paid by PGF in excess of the Maximum Consideration described in the Offer to Purchase, PGF has accepted for purchase all of the Tender Notes validly tendered, and expects to accept all of the Tender Notes for which PGF received notices of guaranteed delivery and that are delivered on or prior to the Guaranteed Delivery Date, in Acceptance Priority Levels 1 through 9 (the “Covered Notes”). PGF has rejected tenders of Tender Notes, including Tender Notes for which PGF received notices of guaranteed delivery, in Acceptance Priority Level 10 (the “Non-Covered Notes”). Non-Covered Notes will be returned or credited without expense to the holders’ accounts promptly after the Expiration Date. The principal amount of Covered Notes that will be purchased by PGF on the Settlement Date is subject to change based on deliveries of Covered Notes pursuant to the guaranteed delivery procedures described in the Offer to Purchase. A press release announcing the final results of the Tender Offers is expected to be issued on or promptly after the Settlement Date.

The total cash payment to purchase on the Settlement Date the Covered Notes, excluding accrued and unpaid interest, assuming all notices of guaranteed delivery have been delivered to PGF prior to the Guaranteed Delivery Date, will be approximately US$1,953 million based on the Euro to U.S. dollar exchange rate of US$1.1780 per Euro, calculated as of 2:00 p.m., New York City time on the Expiration Date, as reported on Bloomberg screen page “FXIP” under the heading “FX Rate vs. USD.”

All conditions described in the Offer to Purchase that were to be satisfied or waived on or prior to the Expiration Date, including the Pricing Condition (as such term is defined in the Offer to Purchase), were satisfied on or prior to the Expiration Date.

# # #

PGF engaged BofA Securities, Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., Itau BBA USA Securities, Inc., J.P. Morgan Securities LLC, Santander Investment Securities Inc., and Scotia Capital (USA) Inc. to act as dealer managers with respect to the Tender Offers (the “Dealer Managers”). Global Bondholder Services Corporation acted as the depositary and information agent (the “Depositary”) for the Tender Offers.

Any questions or requests for assistance regarding the Tender Offers may be directed to BofA Securities, Inc. collect at +1 (646) 855-8988 or toll free at +1(888)-292-0070, Deutsche Bank Securities Inc. toll free (U.S. only) at +1 (866) 627-0391 or toll at +1 (212) 250-2955, HSBC Securities (USA) Inc. collect at +1 (866) 811-8049, Itau BBA USA Securities, Inc. collect at +1 (212) 710-6749 or toll-free (U.S. only) at +1 (888) 770-4828, J.P. Morgan Securities LLC collect at +1 (212) 834-4533 or toll-free (U.S. only) at +1 (866) 846-2874, Santander Investment Securities Inc. collect at +1 (855) 403-3636 and Scotia Capital (USA) Inc. toll-free (U.S. only) at +1 (800) 372-3930. Requests for additional copies of the Offer Documents may be directed to Global Bondholder Services Corporation at +1 (866) 470-3800 (toll-free) or +1 (212) 430-3774. The Offer Documents can be accessed at the following link: http://www.gbsc-usa.com/Petrobras/.

This announcement is for informational purposes only. This announcement is not an offer to purchase or a solicitation of an offer to sell any securities. The Tender Offers were made solely pursuant to the Offer Documents. The Offer Documents have not been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer Documents or any other documents related to the Tender Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The communication of this announcement and any other documents or materials relating to the Tender Offers is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. This announcement and any other documents related to the Tender Offers are for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, (iii) are outside the United Kingdom, (iv) are members or creditors of certain bodies corporate as defined by or within Article 43(2) of the Order, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This announcement and any other documents related to the Tender Offers are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement and any other documents related to the Tender Offers are available only to relevant persons and will be engaged in only with relevant persons.

Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

	By:	/s/ Guilherme Rajime T. Saraiva
	Name:	Guilherme Rajime T. Saraiva
	Title:	Attorney in Fact
Date: October 20, 2020

	By:	/s/ Lucas Tavares de Mello
	Name:	Lucas Tavares de Mello
	Title:	Attorney in Fact